SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1      Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated September 14, 2026.

Buenos Aires, September 14, 2026.

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref.: Material Event. Agreement between YPF S.A. and Pluspetrol S.A. - Closing

Ladies and Gentlemen,

We are writing to you in order to comply with the CNV Rules and the corresponding regulations of ByMA and A3 Mercados.

In this regard, and continuing with our communications dated January 22 and April 30 of this year, we hereby inform you that on today’s date, September 14, 2026, upon satisfaction of the conditions precedent, the closing of the transaction took place whereby Vaca Muerta Inversiones S.A. (“VMI”, a company 100% controlled by YPF) assigned to Pluspetrol S.A. a 20% interest in the Temporary Joint Venture (Unión Transitoria) contracts for the “La Escalonada” and “Rincón La Ceniza” Areas (Province of Neuquén), and the corresponding joint operating agreements (the “Contracts”). As a result of this assignment, VMI’s interest in the Contracts will be 25%.

Sincerely,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: September 14, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer